FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2006

         Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1.- Material Event regarding the dissolution of the subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A., subject that will be discussed in an Extraordinary Shareholder Meeting.

Item 1.

Material Events of Compañía de Telecomunicaciones de Chile S.A.

The Board of Directors of Compañía de Telecomunicaciones de Chile S.A. (the "Company") celebrated on February 28, 2006, agreed to inform as a material event the following:

  Dissolution of the subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A.: In the framework of a Compañía de Telecomunicaciones de Chile S.A.'s society restructuring process, which has as a goal to reduce costs and make easy the Company's management, on February 28, 2006, Compañía de Telecomunicaciones de Chile S.A. acquired a share, representing a 0.0001% of Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A., causing the dissolution of this Company's subsidiary by gathering 100% of its shares in Compañía de Telecomunicaciones de Chile S.A.. As a result, all Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A.'s assets and liabilities were transferred to Compañía de Telecomunicaciones de Chile S.A., which will be its continuing legal entity.

  Matter to be submitted to the Extraordinary Shareholders' Meeting: to incorporate as a matter for the Extraordinary Shareholders' Meeting to be held on April 20, 2006 (which date was informed to the Chilean Security and Exchange Commission on January 24, 2006), the replacement of the Company's brand names by TELEFONICA CHILE. This will imply the modification of the first article of the Company's By-Laws.

Reported to the Chilean Securities and Exchange Commission on March 1, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer